UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form U5S

                                  ANNUAL REPORT

                      For the year ended December 31, 2003

        Filed pursuant to the Public Utility Holding Company Act of 1935


                                   Emera Inc.
                            Emera U.S. Holdings, Inc.
                               BHE Holdings, Inc.

                                Mailing address:
                                  P.O. Box 910
                              Halifax, Nova Scotia
                                 Canada B3J 2W5

                                 Street address:
                             1894 Barrington Street
                           18th Floor Barrington Tower
                              Halifax, Nova Scotia
                                 Canada B3J 2W5


            --------------------------------------------------------
       (Name and address of each registered holding company in the system)

Item 1. System Companies and Investments Therein as of December 31, 2003

----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
   Subsidiary       Name of Company       Form of             Number of   % of Voting    Issuer Book     Owner's Book
  Relationship                          Organization      Common Shares      Power          Value               Value
                                                                  Owned                                 (Cost Method)
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
0                 Emera Incorporated   Corporation                  N/A  N/A                                      N/A
                  ("Emera")
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
1                 Emera U.S.           Corporation                2,784           100%                 $78,402,000 US
                  Holdings, Inc.
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
1.1               BHE Holdings, Inc.   Corporation                2,784           100%                 $78,402,000 US

                                                         1216 preferred                                  $121,600,000
                                                                 shares                                            US

----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
1.1.1             Bangor               Corporation            7,363,424         98.99%                   $202,120,000
                  Hydro-Electric                                                                                   US
                  Company ("BHE")1
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
1.1.1.1           Maine Electric       Corporation                1,249          14.2%     $878,500       $124,900 US
                  Power Company,                                                        US
                  Inc. ("MEPCO")
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
1.1.1.2           Bangor Var Co.,      Corporation                5,000           100%                    $500,000 US
                  Inc.
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
1.1.1.2.1         Chester SVC          Partnership         50% [general            50%       $0.00 US        $0.00 US
                  Partnership                               partnership
                  ("Chester SVC")                             interest]
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
1.1.1.3           Bangor Energy        Corporation                1,000           100%                       $0.00 US
                  Resale, Inc.
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
1.1.1.4           CareTaker, Inc.      Corporation                1,000           100%                    $777,745 US
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
1.1.1.5           East Branch          Corporation                3,000            60%    $302,925 US      $21,000 US
                  Improvement
                  Company (*)
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
1.1.1.5.1         Godfrey's Falls      Corporation                  126            60%       $0.00 US        $0.00 US
                  Dam Company (*)
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
1.1.1.5.2         The Sawtelle Brook   Corporation                  100           100%       $0.00 US        $0.00 US
                  Dam & Improvement
                  Company (*)
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
1.1.1.6           The Sebois Dam       Corporation                  100           100%                       $0.00 US
                  Company (*)
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
1.1.1.7           The Pleasant River   Corporation                  100           100%       $0.00 US        $0.00 US
                  Gulf Improvement
                  Company (*)
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
1.1.1.8           Bangor Fiber         Corporation                1,000           100%                  $1,700,156 US
                  Company, Inc.
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
1.1.1.9           Bangor Line Company  Corporation                1,000           100%                       $0.00 US
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
2                 Nova Scotia Power    Corporation           96,556,135           100%                   $830,606,598
                  Inc. ("NSPI") 2                                                                                 CDN
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
3                 NS Power Services    Corporation                    1           100%                      $1.00 CDN
                  Ltd. (*)
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
3.1               NSP Trigen Inc.      Corporation                  200            50%                      $1.00 CDN
                  (*)
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
4                 Emera Fuels Inc 3    Corporation                    1           100%                 $6,961,389 CDN
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
6                 Strait Energy Inc.   Corporation                    1           100%                      $1.00 CDN
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
7                 Emera Utility        Corporation                    1           100%                      $1.00 CDN
                  Services Inc. 4
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
7.1               Cablecom Ltd.        Corporation                  100           100%                   $150,000 CDN
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
7.1.1             Fibretek Inc.        Corporation                 22.5           100%                   $351,025 CDN
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
7.2               Utilismart           Corporation                    1                                  $163,000 CDN
                  Corporation                                            33%
                  (formerly 2008476
                  Ontario Ltd.)
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
8                 NSP Pipeline         Corporation                    1           100%                      $1.00 CDN
                  Management Ltd.
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
8.1               Martimes and         Corporation                               12.5%                      $1.00 CDN
                  Northeast Pipeline
                  Management Ltd.
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
8.1.1             Maritimes and        Limited                                  0.125%
                  Northeast Pipeline   Partnership
                  Limited
                  Partnership (**)
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------



                                                                               3

----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
9                 NSP Pipeline Inc.    Corporation                    1           100%                      $1.00 CDN
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
9.1               Maritimes and        Limited                                 12.375%
                  Northeast Pipeline   Partnership
                  Limited
                  Partnership (**)
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
10                NSP US Holdings      Corporation                    1           100%                      $1.00 CDN
                  Inc.
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
                                                              6,912,900                                $6,912,900 CDN
                                                             (preferred
                                                        shares owned by
                                                           NSP Pipeline
                                                                  Inc.)
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
10.1              NSP Investments      Corporation                1,000           100%                     $10.00 CDN
                  Inc.
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
10.2              Scotia Holdings      Corporation                1,000           100%                  $4,500,000 US
                  Inc.
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
10.2.1            Nova Power           Corporation                1,000           100%                  $4,500,000 US
                  Holdings Inc.
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
10.2.1.1          Scotia Power U.S.    Corporation                1,000           100%                  $4,500,000 US
                  Ltd.
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
10.2.1.1.1        Maritimes and        Limited                                   12.5%
                  Northeast Pipeline   Liability
                  L.L.C. (**)          Company
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
11                1447585 Ontario      Corporation                   20           100%                     $10,100 US
                  Ltd. (*)
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
11.1              Ontario 8 Group      Limited              $10,000 USD           100%                     $10,000 US
                  Financing Limited    Liability                  (cash
                  Liability Company    Company             contribution
                  (*) only)
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
12                Emera Energy Inc. 5  Corporation                    1           100%                      $1.00 CDN
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
12.1              Emera Energy U.S.    Corporation                1,250           100%                  $2,500,000 US
                  Subsidiary No. 1,
                  Inc.
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
12.1.1            Emera Energy U.S.    Corporation                1,000           100%                  $2,501,000 US
                  Subsidiary No. 2,
                  Inc.
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
12.1.1.1          Greyhawk Gas         Limited           500,000 (Class            50%                  $3,700,000 US
                  Storage Company,     Liability               A Units)
                  L.L.C. (**)          Company
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
12.1.2            Emera Energy         Corporation                  100           100%                     $100.00 US
                  Services Inc.
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
13                3065381 Nova         Corporation              2020.33           100%                    $31,691,121
                  Scotia Company       (unlimited                                                                 CDN
                                       liability)
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
14                3065383 Nova         Corporation              2020.33           100%                    $31,691,121
                  Scotia Company       (unlimited                                                                 CDN
                                       liability)
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
15                3065384 Nova         Corporation              2020.33           100%                    $31,691,121
                  Scotia Company       (unlimited                                                                 CDN
                                       liability)
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
16                3065385 Nova         Corporation            2062.6164           100%                    $97,603,351
                  Scotia Company       (unlimited                                                                 CDN
                                       liability)
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------
17                Emera Investments    Corporation                                100%                   $5,715,496US
                  LLC (3)5
----------------- -------------------- --------------- ----------------- -------------- -------------- ---------------

(*) Denotes inactive subsidiaries.

(**) Under Rule 16, Maritimes and Northeast Pipeline Management Ltd., Maritimes and Northeast Pipeline Limited Partnership, Maritimes and Northeast Pipeline L.L.C., and Greyhawk Gas Storage Company, L.L.C. are exempt from all obligations, duties or liabilities imposed upon them by the Act as a subsidiary or as an affiliate of a registered holding company thereof, as such terms are respectively defined in Sections 2(a)(8)(A) and 2(a)(11) of the Act.


1. 1.01% of the voting power of Bangor Hydro-Electric Company is held by the holders of the outstanding 7% series of preferred stock. Each share is entitled to one vote and 6277 shares remain outstanding.

2. 2230823 Nova Scotia Limited (formerly Stellarton Basin Coal Gas Incorporated), which was identified as system company 5 on Emera's Form U5S Annual Report for 2002, was transferred to Nova Scotia Power Inc. ("NSPI") during 2003 and subsequently surrendered its Certificate of Incorporation as of December 12, 2003.

3. W. L. Power Limited, which was identified as system company 4.1 on Emera's Form U5S Annual Report for 2002, was continued into the Province of Nova Scotia as of July 17, 2003 as 3074462 Nova Scotia Limited, which subsequently surrendered its certificate of incorporation as of November 26, 2003.

4. As of March 31, 2003, Emera Utility Services Inc. ("EUS") and NSPI entered into an Agreement of Purchase and Sale pursuant to which EUS acquired NSPI's interest in Utilismart Corporation.

5. In connection with the disposition of Emera's 8.4% interest in the Sable Offshore Energy Project, 3056567 Nova Scotia Limited, 3056568 Nova Scotia Limited, and Emera Offshore Incorporated, which were respectively identified on Emera's Form U5S Annual Report for 2002 as system companies 12.1, 12.1.1, and 12.1.1.1, were amalgamated with Emera Energy Incorporated as of November 21, 2003.

Item 2. Acquisitions or Sales of Utility Assets

Response: During 2003, Bangor Hydro-Electric Company constructed and retained ownership of a 115KV transmission line running between Chester and East Millinocket in Maine. This line is valued at $10,000,000 (U.S.), and is exempt from the Act pursuant to section 9 (b)(1) since the line's construction was authorized by the Maine Public Utilities Commission pursuant to an Interim Order dated October 23, 2002 and a Final Order dated April 23, 2003, copies of which are attached hereto as Exhibit F.

Item 3. Issue, Sale, Pledge, Guarantee or Assumption of System Securities

Response: No securities have been issued, sold, or pledged, nor have any securities been guaranteed or assumed by system companies other than those issuances reported in the Certificates of Notification filed pursuant to Rule 24 for 2003.

Item 4. Acquisition, Redemption or Retirement of System Securities

Response: In addition to the disclosures articulated in the footnotes to Item 1, system securities were acquired, redeemed and retired in connection with the sale and windup of Stellarton Basin Coal Gas Inc. ("SBC"). A subsidiary of SBC, 3081957 Nova Scotia Limited, was incorporated during 2003. Following its incorporation, Emera conveyed a promissory note which had been issued by SBC, and which possessed a face value of $9.8 million (CDN), to this subsidiary, and as consideration, Emera took back a promissory note with a face value of $3.1 million, which represented the fair market value of the note.

This subsidiary was subsequently wound up into SBC on December 1, 2003, at which time the promissory note in the amount of $3.1 million (CDN) was converted into an additional 100 common shares of SBC. Emera then conveyed SBC to NSPI with the sale being valued at $3.1 million (CDN), and as consideration, NSPI issued Emera additional common shares. On December 12, 2003 SBC surrendered its certificate of incorporation and was thereby dissolved.

Item 5. Investments in Securities of Nonsystem Companies

Response:

Category 1: There were no investments during the reporting period made in persons that are customers of Emera's utility subsidiaries.

Category 2: Investments in other non-system entities not included in Category 1:

-------------- ------------ ------------ ------------ ------------ ------------------------- ------------
Acquiring      Issuing      Type of      Number of    Percentage   General Nature of         Book value
Company        Company      Security     Shares or    of Voting    Issuer's Business         (Equity
                                         Units Held   Power                                  Method)
                                         by Acquirer
-------------- ------------ ------------ ------------ ------------ ------------------------- ------------
BHE            Maine        Common       20,251       7%           Former nuclear power      $3,109,708
               Yankee       Stock                                  plant in the process of   (US)
               Atomic                                              decommissioning.
               Power                                                                         [$1,529,385
               Company                                                                       (US)
                                                                                             utilizing
                                                                                             the cost
                                                                                             method]

-------------- ------------ ------------ ------------ ------------ ------------------------- ------------

Item 6. Officers and Directors

Part I. As of December 31, 2003:

--------------------------------------- --------------------------------- -----------------------------------
               Company                             Directors                           Officers
--------------------------------------- --------------------------------- -----------------------------------
Emera                                   Derek Oland                       David McD. Mann, President and
                                        David McD. Mann                   Chief Executive Officer
                                        Robert S. Briggs                  Christopher G. Huskilson, Chief
                                        George A. Caines                  Operating Officer
                                        Purdy Crawford                    Ronald E. Smith, Senior
                                        R. Irene d'Entremont              Vice-President and Chief
                                        James K. Gray                     Financial Officer
                                        M. Edward MacNeil                 Richard J. Smith, Corporate
                                        Elizabeth Parr-Johnston           Secretary and General Counsel
                                        (Director of the Bank of Nova     Elizabeth A. MacDonald,
                                        Scotia)                           Vice-President Human Resources
                                        Kenneth C. Rowe                   James L. Connors, Vice-President
                                        Rosemary Scanlon                  Regulatory Affairs
                                        Paul D. Sobey (Director of the    Ian A. Thompson, Vice-President
                                        Bank of Nova Scotia)              External Relations
--------------------------------------- --------------------------------- -----------------------------------
Nova Scotia Power Incorporated          Derek Oland                       David McD. Mann, President and
                                        David McD. Mann                   Chief Executive Officer
                                        Robert S. Briggs                  Christopher G. Huskilson, Chief
                                        George A. Caines                  Operating Officer
                                        Purdy Crawford                    Richard J. Smith, Corporate
                                        R. Irene d'Entremont              Secretary and General Counsel
                                        James K. Gray
                                        M. Edward MacNeil
                                        Elizabeth Parr-Johnston
                                        (Director of the Bank of Nova
                                        Scotia) Kenneth C. Rowe Rosemary Scanlon
                                        Paul D. Sobey (Director of the Bank of
                                        Nova Scotia)
--------------------------------------- --------------------------------- -----------------------------------
NS Power Services Ltd.                  Richard J. Smith                  Richard J. Smith, President and
                                                                          Secretary
--------------------------------------- --------------------------------- -----------------------------------



                                                                               6

--------------------------------------- --------------------------------- -----------------------------------
               Company                             Directors                           Officers
--------------------------------------- --------------------------------- -----------------------------------
NSPI/Trigen Inc.                        David McD. Mann                   Susan Shaw, Chairman of the Board
                                        Thomas R. Casten                  Richard J. Smith, Corporate
                                        Michael Weiser Secretary
                                        Susan Shaw, Chair
--------------------------------------- --------------------------------- -----------------------------------
Emera Fuels Inc.                        David McD. Mann                   David McD. Mann, President
                                                                          Ronald E. Smith, Vice-President
                                                                          and Chief Financial Officer
                                                                          Richard J. Smith, Corporate
                                                                          Secretary and General Counsel
--------------------------------------- --------------------------------- -----------------------------------
Emera Utility Services Inc.             David McD. Mann                   Christopher G. Huskilson,
                                                                          President
                                                                          Richard J. Smith, Secretary
                                                                          William E. Hattie, Vice-President
                                                                          Utility Services
                                                                          Ron Smith, Vice-President Finance
--------------------------------------- --------------------------------- -----------------------------------
Cablecom Ltd.                           David McD. Mann                   Christopher G. Huskilson,
                                                                          President
                                                                          Richard J. Smith, Corporate
                                                                          Secretary
                                                                          William E. Hattie, Vice-President
                                                                          Ron Smith, Vice-President Finance
--------------------------------------- --------------------------------- -----------------------------------
Fibretek Inc.                           David McD. Mann                   Christopher G. Huskilson,
                                                                          President
                                                                          Richard J. Smith, Corporate
                                                                          Secretary
                                                                          William E. Hattie, Vice-President
                                                                          Ron Smith, Vice-President Finance
--------------------------------------- --------------------------------- -----------------------------------
Strait Energy Inc.                      David McD. Mann                   David McD. Mann, President
                                        Richard J. Smith                  Richard J. Smith, Corporate
                                                                          Secretary
--------------------------------------- --------------------------------- -----------------------------------
NSP Pipeline Management Ltd.            David McD. Mann                   David McD. Mann, President
                                        Richard J. Smith                  Richard J. Smith, Corporate
                                                                          Secretary
--------------------------------------- --------------------------------- -----------------------------------
NSP Pipeline Inc.                       David McD. Mann                   David McD. Mann, President
                                        Richard J. Smith                  Richard J. Smith, Corporate
                                                                          Secretary
--------------------------------------- --------------------------------- -----------------------------------
NSP Investments Inc.                    A. Michael Burnell                A. Michael Burnell, President,
                                                                          Secretary and Treasurer
                                                                          Richard J. Smith, Assistant
                                                                          Corporate Secretary
--------------------------------------- --------------------------------- -----------------------------------
NSP US Holdings Inc.                    David McD. Mann                   David McD. Mann, President
                                        Richard J. Smith                  Ray Robinson, Vice-President
                                                                          Utility Integration
                                                                          Richard J. Smith, Corporate
                                                                          Secretary
--------------------------------------- --------------------------------- -----------------------------------
Scotia Holdings Inc.                    A. Michael Burnell                A. Michael Burnell, President,
                                                                          Secretary and Treasurer
                                                                          Richard J. Smith, Assistant
                                                                          Corporate Secretary
--------------------------------------- --------------------------------- -----------------------------------
Nova Power Holdings Inc.                A. Michael Burnell                A. Michael Burnell, President,
                                                                          Secretary and Treasurer
                                                                          Richard J. Smith, Assistant
                                                                          Corporate Secretary
--------------------------------------- --------------------------------- -----------------------------------
Scotia Power U.S. Ltd.                  A. Michael Burnell                A. Michael Burnell, President,
                                                                          Secretary and Treasurer
                                                                          Richard J. Smith, Assistant
                                                                          Corporate Secretary
--------------------------------------- --------------------------------- -----------------------------------
Emera Energy Inc.                       David McD. Mann                   David McD. Mann, President
                                                                          Ronald E. Smith, Vice-President
                                                                          Finance
                                                                          Todd J. Sattler, Vice-President
                                                                          Energy Services
                                                                          Richard J. Smith, Corporate
                                                                          Secretary
--------------------------------------- --------------------------------- -----------------------------------
Emera US Holdings Inc.                  A. Michael Burnell                A. Michael Burnell, President and
                                                                          Secretary
                                                                          Richard J. Smith, Assistant
                                                                          Corporate Secretary
--------------------------------------- --------------------------------- -----------------------------------
BHE Holdings Inc.                       A. Michael Burnell                A. Michael Burnell, President and
                                                                          Secretary
                                                                          Richard J. Smith, Assistant
                                                                          Corporate Secretary
--------------------------------------- --------------------------------- -----------------------------------
1447585 Ontario Ltd.                    Richard J. Smith                  Richard J. Smith, President and
                                                                          Corporate Secretary
--------------------------------------- --------------------------------- -----------------------------------
--------------------------------------- --------------------------------- -----------------------------------
Ontario 8 Group Financing LLC           Richard J. Smith                  Belani Stehli, Managing Director
--------------------------------------- --------------------------------- -----------------------------------



                                                                               7

--------------------------------------- --------------------------------- -----------------------------------
               Company                             Directors                           Officers
--------------------------------------- --------------------------------- -----------------------------------
Emera Energy U.S. Subsidiary No. 1,     A. Michael Burnell                A. Michael Burnell, President and
Inc.                                                                      Secretary
                                                                          Richard J. Smith, Assistant
                                                                          Secretary
--------------------------------------- --------------------------------- -----------------------------------
Emera Energy U.S. Subsidiary No. 2,     A. Michael Burnell                A. Michael Burnell, President and
Inc.                                                                      Secretary
                                                                          Richard J. Smith, Assistant
                                                                          Secretary
--------------------------------------- --------------------------------- -----------------------------------
Emera Energy Services Inc.              A. Michael Burnell                A. Michael Burnell, President,
                                                                          Secretary and Treasurer
                                                                          Richard J. Smith, Assistant
                                                                          Secretary
--------------------------------------- --------------------------------- -----------------------------------
Emera Investments, LLC                  A. Michael Burnell                A. Michael Burnell, President
                                                                          Richard J. Smith, Secretary
--------------------------------------- --------------------------------- -----------------------------------
3065381 Nova Scotia Company             David McD. Mann                   David McD. Mann, President
                                        Richard J. Smith                  Richard J. Smith, Secretary
--------------------------------------- --------------------------------- -----------------------------------
3065383 Nova Scotia Company             David McD. Mann                   David McD. Mann, President
                                        Richard J. Smith                  Richard J. Smith, Secretary
--------------------------------------- --------------------------------- -----------------------------------
3065384 Nova Scotia Company             David McD. Mann                   David McD. Mann, President
                                        Richard J. Smith                  Richard J. Smith, Secretary
--------------------------------------- --------------------------------- -----------------------------------
3065385 Nova Scotia Company             David McD. Mann                   David McD. Mann, President
                                        Richard J. Smith                  Richard J. Smith, Secretary
--------------------------------------- --------------------------------- -----------------------------------
Bangor Hydro-Electric Company           Jane J. Bush (President of        David McD. Mann, Chairman
                                        Coastal Ventures)                 (President and CEO and Director
                                        Christopher G. Huskilson, (COO    of Emera)
                                        of Emera and NSPI)                Christopher G. Huskilson, Vice
                                        Normal A. Ledwin (President and   Chairman (COO of Emera and NSPI)
                                        CEO and Director of Eastern       Raymond R. Robinson, COO
                                        Maine Healthcare)                 David R. Black, Treasurer and
                                        Elizabeth A. MacDonald (Vice      Controller, CFO
                                        President, Human Resources of     Andrew Landry, Corporate Clerk
                                        Emera)                            Richard J. Smith, Secretary
                                        David McD. Mann, Chairman         (Corporate Secretary and General
                                        (President and CEO and Director   Counsel of Emera)
                                        of Emera)                         Edith L. Lilly, Assistant
                                        Ronald E. Smith (Senior Vice      Corporate Secretary (Assistant
                                        President and CFO of Emera)       Corporate Secretary of Emera)
--------------------------------------- --------------------------------- -----------------------------------
East Branch Improvement Co.             Christopher Huskilson             Raymond Robinson, President
                                        Raymond Robinson                  David R. Black, Treasurer
                                        Gregory Hines                     Richard J. Smith, Secretary
                                        Marsha McKeague
                                        Eldon Dood
--------------------------------------- --------------------------------- -----------------------------------
The Sawtelle Brook Dam & Improvement    Christopher Huskilson             Raymond Robinson, President
Company                                 Raymond Robinson                  David R. Black, Treasurer
                                        Gregory Hines                     Richard J. Smith, Secretary
                                        Marsha McKeague
                                        Eldon Dood
--------------------------------------- --------------------------------- -----------------------------------
Godfrey's Falls Dam Company             Christopher Huskilson             Raymond Robinson, President
                                        Raymond Robinson                  David R. Black, Treasurer
                                        Gregory Hines                     Richard J. Smith, Secretary
                                        Marsha McKeague
                                        Eldon Dood
--------------------------------------- --------------------------------- -----------------------------------
Bangor Var Co., Inc                     Raymond Robinson                  Raymond Robinson, President
                                        Gregory Hines                     David R. Black, Treasurer
                                        Robert Bennett                    Richard J. Smith, Secretary
--------------------------------------- --------------------------------- -----------------------------------
Bangor Energy Resale, Inc.              Raymond Robinson                  Raymond Robinson, President
                                        Gregory Hines                     David R. Black, Treasurer
                                        Robert Bennett                    Richard J. Smith, Secretary
--------------------------------------- --------------------------------- -----------------------------------
Caretaker, Inc.                         Raymond Robinson                  Raymond Robinson, President
                                        Gregory Hines                     David R. Black, Treasurer
                                        Robert Bennett                    Richard J. Smith, Secretary

--------------------------------------- --------------------------------- -----------------------------------
Bangor Fiber Company, Inc.              Raymond Robinson                  Raymond Robinson, President
                                        Gregory Hines                     David R. Black, Treasurer
                                        Robert Bennett                    Richard J. Smith, Secretary

--------------------------------------- --------------------------------- -----------------------------------
Bangor Line Company                     Raymond Robinson                  Raymond Robinson, President
                                        Gregory Hines                     David R. Black, Treasurer
                                        Robert Bennett                    Richard J. Smith, Secretary

--------------------------------------- --------------------------------- -----------------------------------



                                                                               8

--------------------------------------- --------------------------------- -----------------------------------
               Company                             Directors                           Officers
--------------------------------------- --------------------------------- -----------------------------------
The Sebois Dam Company/1                                                  Andrew Landry, Clerk

--------------------------------------- --------------------------------- -----------------------------------
The Pleasant River Gulf Improvement                                       Andrew Landry, Clerk
Co. /1
--------------------------------------- --------------------------------- -----------------------------------

1 The Sebois Dam Company and The Pleasant River Gulf Improvement Company are both inactive and excused from State of Maine annual reporting requirements. There are no officers and directors for these companies other than the Clerk.

The business address of the following persons is P.O. Box 910, Halifax, Nova Scotia, Canada B3J 2W5:

Derek Oland
David McD. Mann
Robert S. Briggs
George A. Caines
Purdy Crawford
R. Irene d'Entremont
James K. Gray
M. Edward MacNeil
Elizabeth Parr-Johnston
Kenneth C. Rowe
Rosemary Scanlon
Paul D. Sobey
Christopher G. Huskilson
Ronald E. Smith
Richard J. Smith
Elizabeth A. MacDonald
James L. Connors
Ian A. Thompson
William E. Hattie
Todd J. Sattler
Edith L. Lilly

The company for which the following individuals are identified as directors, NSP Trigen Inc., is inactive, and as a result, the principal business address for these individuals is unknown:

Thomas R. Casten
Michael Weiser
Susan Shaw

The business address of the following persons is 1132 Budapest, Hungary, 2600 Vac, Gombasi ut 26/B:

Belani Stehli

The business address of the following persons is 33 State Street, Bangor, Maine 04401:

Ray Robinson
Jane J. Bush
Normal A. Ledwin
David R. Black
Andrew Landry
Gregory Hines
Robert Bennett

The following individuals are Katahdin Timberland's representatives on the Boards of Directors of East Branch Improvement Company, The Sawtelle Brook Dam & Improvement Company, and the Sebois Dam Company, and these individuals possess a business address at Millinocket, Maine 04462.

Marsha McKeague
Eldon Dood

The business address of the following persons is 566 Washington Road, Rye, New Hampshire 03870:

A. Michael Burnell

Part II. Financial Connections of Officers and Directors

------------------------------- ---------------------------- ---------------------------- ----------------------------
 Name of Officer or Director         Name and Location             Position Held in                 Applicable
                                        of Financial            Financial Institution             Exemption Rule
                                        Institution
------------------------------- ---------------------------- ---------------------------- ----------------------------
Elizabeth Parr-Johnston         Bank of Nova Scotia, Nova    Director of the Bank of      No-action letter request
                                Scotia, Canada               Nova Scotia                  dated October 9, 2001.
------------------------------- ---------------------------- ---------------------------- ----------------------------
Kenneth C. Rowe                 Royal Bank of Canada,        Director of the Royal Bank   No-action letter request
                                Toronto, Canada 1            of Canada                    dated October 9, 2001.
------------------------------- ---------------------------- ---------------------------- ----------------------------
Paul D. Sobey                   Bank of Nova Scotia, Nova    Director of the Bank of      No-action letter request
                                Scotia, Canada               Nova Scotia                  dated October 9, 2001.
------------------------------- ---------------------------- ---------------------------- ----------------------------

1 Mr. Rowe retired from the Board of Directors of the Royal Bank of Canada and ceased to be a Director as of February 28, 2003.

Part III. Certain Disclosures With Respect to Officers and Directors
          Compensation

Compensation of Directors of Emera Inc./1

Each Director, other than the President and Chief Executive Officer, is paid a retainer of $20,000 per year; a fee of $1,250 for each Board, Committee, or Shareholders' Meeting held via teleconference; a fee of $1,750 for each Board, Committee and Shareholders' Meeting attended in person; and $1,750 if a day's travel time was required to attend such meetings. The Chair of each Committee of the Board receives an additional retainer of $3,000 per year, with the exception of the Chair of the Audit Committee who receives an additional retainer in the amount of $5,000. In addition to the Directors' retainer and per meeting fees, the Chairman of the Board receives a retainer of $80,000 per year.


--------
1 All figures are expressed in Canadian currency.

All Directors are reimbursed for expenses incurred for attendance at Board, Committee, and Shareholders' Meetings and on Company business. Directors are eligible to participate in certain group health benefits which are available to employees and, if they choose to participate, are required to contribute to premium costs of such benefits in the same fashion as employees.

During 2003, the Directors established a Directors Deferred Share Unit Plan (the "Plan"). Under this Plan, Directors who are resident in Canada may elect to receive all or any portion of their compensation in deferred share units (DSUs) in lieu of cash compensation. Directors' fees are paid on a quarterly basis and at the time of each payment of fees, the applicable amount is converted to DSUs. A DSU is a bookkeeping entry that has a value equal to one Emera common share. When a dividend is paid on Emera's common shares, the Director's DSU account is credited with additional DSUs. DSUs cannot be redeemed for cash until the Director retires, resigns, or otherwise leaves the Board. The cash redemption value of a DSU equals the market value of a common share at the time of redemption, pursuant to the Plan.

The Directors have established share ownership guidelines whereby a newly appointed Director is required to own five times the annual Directors' retainer (i.e. $100,000) in common shares or share equivalent (eg. DSUs) within the first five years of membership on the Board. For existing Board members, ownership must occur within five years of the 2003 implementation date.

Compensation of Named Executive Officers

The "Summary Compensation Table" sets out compensation information for the fiscal year ended December 31, 2003 for the President and Chief Executive Officer and the next four most highly compensated individuals of the Company, or its affiliated companies.

                                                SUMMARY COMPENSATION TABLE
                                                                                Securities       Restricted
         Name and                       Annual        Annual     Other Annual     Under          Share Units         All other
    Principal Position                  Salary        Bonus      Compensation    Options           (RSUs)          Compensation
                             Year      (Cdn $)       (Cdn $)       (Cdn $)         (#)         (#)      ($)(1)      (Cdn $) (2)
----------------------------------------------------------------------------------------------------------------------------------
D.McD. Mann                  2003      550,000     357,500 (3)         Nil      131,800       21,400    381,990           7,882
President and Chief
Executive Officer
Emera Inc. and
Nova Scotia Power Inc.

----------------------------------------------------------------------------------------------------------------------------------
C.G. Huskilson 4
Chief Operating Officer      2003      359,615     210,600 (3)         Nil       69,000       11,200    199,920           6,625
Emera Inc.


----------------------------------------------------------------------------------------------------------------------------------
R.E. Smith
Sr. Vice-President and       2003     275,000      143,000 (3)         Nil       46,100        7,500    133,875           5,467
Chief Financial Officer
Emera Inc.


----------------------------------------------------------------------------------------------------------------------------------
R.R. Robinson
Chief Operating Officer      2003    219,471(8)    92,268(3)(5)        Nil       23,100        3,700     66,045             858
Bangor Hydro-Electric
Company

----------------------------------------------------------------------------------------------------------------------------------
J.T. Sattler (6)
Vice-President               2003      181,731      227,500       198,431(7)     12,600        2,000     35,700           2,406
Energy Services
Emera Energy Inc.

----------------------------------------------------------------------------------------------------------------------------------

Notes:

(1) RSUs are granted annually for three-year overlapping performance cycles. The first cycle runs from January 1, 2003 through to December 31, 2005 and the RSUs shall not vest until December 31, 2005. RSUs are granted at the fair market value of Emera's shares on the grant date and dividend equivalents are awarded and used to purchase additional RSUs. The value of the RSUs vary in accordance with Emera's share price in the market. Entitlement to payout is determined by the Management Resources and Compensation Committee and actual payout will be based upon the value of Emera's common shares at the time of vesting and may differ from the amount shown above. This column represents an estimate of payouts, for illustrative purposes, and is based upon the market value of the Company's common share closing price on December 31, 2003.
(2) Amounts in this column reflect premiums paid by the Company and affiliated companies for term life insurance and contributions to the Employee Common Share Purchase Plan.
(3) In lieu of cash payment Mr. Mann, Mr. Smith, and Mr. Huskilson elected to allocate 100% of their bonuses to receive DSUs under the Deferred Share Unit Plan in place for officers and senior managers of Emera. Mr. Robinson elected to allocate 25%. Based on a December 31, 2003 closing price of $17.85, Mr. Mann received 20,028 DSUs; Mr. Huskilson received 11,798 DSUs; Mr. Smith received 8,011 DSUs; and Mr. Robinson received 3,714 DSUs.
(4) Mr. Huskilson was appointed Chief Operating Officer of Emera Inc. on July 4, 2003. Previously, he was the Chief Operating Officer, Nova Scotia Power Inc.
(5) These amounts are paid in U.S. dollars and reflect a conversion to Canadian dollars at the December 31, 2003 exchange rate of $1.2924.
(6)  Mr. Sattler commenced employment in October 2002.
(7) Mr. Sattler's contract provides for an annual supplement to his salary that allows for the same after-tax income as if his salary were earned in US currency since Mr. Sattler relocated from the United States.

Item 7. Contributions and Public Relations

Response: The Province of Nova Scotia has in force a Lobbyists' Registration Act, which requires the registration of "in-house lobbyists". The Act defines an "in-house lobbyist" as an individual, a part of whose duties include, lobbying on behalf of a corporation or a subsidiary of such corporation. As of December 31, 2003 Emera has registered five individuals pursuant to the Act at a cost of

$50.00 CDN per lobbyist, which equates to an expenditure of $250.00 CDN. These individuals are employees of Emera and their aggregate compensation for 2003 equates to $1,483,992 (CDN).

Three of Emera's registered lobbyists are members of the Emera executive staff. These individuals record the allocation of their time on a daily basis, and their salaries are allocated to the Emera system company to which their work relates. The salary of one of the other lobbyists is allocated entirely to Emera Energy Inc., while the salary of the remaining lobbyist is allocated to system companies based on the factor for the individual's cost center in accordance with Emera's policy concerning the allocation of costs.

Bangor Hydro-Electric Company expended $51,153.43 (U.S.) on a single lobbyist located within the State of Maine who was retained to lobby with respect to proposed legislative changes. These expenditures were charged to FERC Account 426 or a subaccount thereof.

Further details concerning Emera's contributions and public relations expenditures will be filed by way of an amendment to its Annual Report on Form U5S.

Item 8. Service, Sales and Construction Contracts

Part I. Contracts for Services or Goods Supplied by a System Company to Another System Company

Response: On March 21, 2003, Emera provided the SEC staff with a detailed report on affiliate transactions activity. The materials filed noted that transactions between NSPI and its affiliates are governed by an Interim Code of Conduct which was approved by the Nova Scotia Utility and Review Board on March 16, 2001. This Interim Code of Conduct is in force until a final code of conduct is approved by the Nova Scotia Utility and Review Board. The types of transactions identified in the materials filed, include affiliates which provide NSPI petroleum products, transformers, coal transportation services, pole and cable maintenance services, and communication cabling services. Transactions involving BHE also were reported. There were no material changes during 2003 concerning the types of transactions entered into between affiliates.

Part II. Affiliate Contracts

Response: There are no contracts to purchase services or goods from any affiliate (other than a system company) or from a company in which any officer or director of the receiving company is a partner or owns 5% or more of any class of equity securities.

Part III. Persons Employed to Provide Management, Supervisory or Financial Advisory Services

Response: Emera has not retained individuals or firms to provide management, supervisory, or financial advisory services. BMO Nesbitt Burns Inc., CIBC World Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc., and TD Securities were retained as agents ("Agents") to solicit offers to purchase notes from the sale of Medium Term Notes ("Notes") under Emera's Medium Term Note program. These agents may provide financial advice in the course of their duties.

Pursuant to the Selling Agency Agreement dated August 16, 2002 (the "Agreement") among Emera and the Agents, the Agents are authorized, as agents of Emera for this purpose only, to solicit offers to purchase Notes, in Canada only, directly and through other Canadian investment dealers. Emera will pay each Agent through whom any Note is sold a commission not to exceed .50% of the principal amount of any Note unless otherwise agreed and disclosed in a supplement. The Agreement also provides that Notes may be purchased by any of the Agents from time to time, as principals, at such prices as may be agreed upon between Emera and such Agents for resale to the public. Such resale prices may vary during the distribution period and as between purchasers. Commissions may be paid in connection with such purchases. The Agents' compensation will be increased or decreased by the amount by which the aggregate price paid for Notes by purchasers exceeds or is less than the gross proceeds paid by the Agent, acting as principal, to Emera.

In addition to Ernst & Young's role as auditor of Emera, and the provision of audit related services, Ernst & Young has provided tax advice in connection with various corporate structures, and during 2003,Emera paid Ernst & Young $1,775,621 CDN in connection with tax-related services.

Employees of Emera and its affiliated companies, with the exception of Bangor Hydro-Electric Company, participate in the Nova Scotia Power Pension Plan (the "Plan"). The Plan allows employees to participate in either a Defined Benefit or a Defined Contribution provision. The following firms have been retained to provide advisory services on behalf of the Defined Benefit Plan: Phillips, Hager & North Investment Management Ltd.; BonaVista Asset Management Limited; Seamark Asset Management Ltd.; Knight, Bain, Seath and Holdbrook Capital Management Inc.; Galileo Equity Management Inc.; State Street Global Advisors, Ltd.; Capital Guardian Trust Company, Foyston Gordon & Payne Inc., Letko, Brosseau & Associates Inc., and QVGD Investors Inc. (collectively the "Advisors"). The scope of services of each of these Advisors is identical, and these Advisors are compensated on a quarterly basis. The compensation equates to a percentage of the market value of the respective portfolios at the close of the respective quarter.

The Manufacturers Life Insurance Company has been retained to assist in the administration of the Defined Contribution Plan. The services provided include documentation of an Investment Policy and Plan Services Agreement and Financial Plan Document, administration of member benefits and report preparation for each Member, Plan Sponsor and regulatory requirements. Compensation is paid through investment management fees as a percentage applied to and deducted from each Pooled Fund on each Valuation Date.

Bangor Hydro-Electric Company has a separate pension plan which has retained the following firms to provide advisory services on behalf of the pension plan:
State Street Global Advisors; Capital Guardian Trust Company; and Wellington Trust Company (collectively the "Bangor Hydro Advisors"). The Bangor Hydro Advisors provide services which are identical in scope, and these advisors' fees are calculated and paid on a quarterly basis, and constitute a percentage of the market values of the respective portfolios.

Item 9. Wholesale Generators and Foreign Utility Companies

Part I. Information with Respect to EWGs and FUCOs

Nova Scotia Power Inc. ("NSPI") is a fully integrated electrical utility with its head office located at 1894 Barrington Street, Halifax, Nova Scotia. NSPI is the primary supplier of electricity in the

Province of Nova Scotia and provides 97% of the generation, 99% of the transmission, and 95% of the distribution of electricity in the Province. NSPI owns 2,243 megawatts of generating capacity, 55% of which is coal fired. Oil and natural gas account for an additional 27% of NSPI's generating capacity, and the remaining generation capacity is attributable to NSPI's hydro and wind operations. In addition, NSPI owns approximately 5,000 kilometers of transmission facilities, and 25,000 kilometers of distribution facilities.

As of December 31, 2003, Emera had invested $830.6 million (Cdn.) or $642.7 million (U.S.) in the common stock equity of NSPI. On March 8, 1999, NSPI issued 5,000,000 First Preferred Share Units at a price of $6.25 per Unit. Each unit consisted of one non-detachable cumulative, redeemable First Preferred Share, Series B and a Warrant to purchase one cumulative, redeemable First Preferred Share, Series C for cash consideration of $18.75. On October 1, 2000, unit holders exercised 4,417,116 Series C purchase warrants and Series B First Preferred Shares, and converted them to Series C First Preferred Shares. Virtually all of the remaining Series C purchase warrants and Series B First Preferred Shares were exercised on either January 1 or April 1, 2001 with a cash payment of $18.75. The remaining 1,305 Series B First Preferred Shares, which had not been converted to Series C, were cancelled in the second quarter of 2002 and each shareholder received their original investment.

Each Series C First Preferred Share is entitled to a $1.225 per share per annum fixed cumulative preferential dividend, as and when declared by the Board of Directors, accruing from the date of issue and payable quarterly on the first day of January, April, July and September of each year. On or after April 1, 2009, NSPI may redeem for cash the Series C First Preferred Shares, in whole at any time or in part from time to time at $25.00 per share plus accrued and unpaid dividends. The Series C First Preferred Shares will be exchangeable into Emera Inc. common shares on April 1, 2009.

On October 31, 2000, NSPI issued 5,400,000 Series D First Preferred Shares for a price of $25 per share. Each share is entitled to a fixed cumulative cash dividend of $1.475 per share per annum, as and when declared by the Board of Directors. These dividends will accrue from the date of issue and will be payable quarterly on the fifteenth day of January, April, July, and October of each year. On or after October 15, 2015, NSPI may redeem for cash the Series D First Preferred Shares, in whole at any time, at $25 per share plus accrued and unpaid dividends. The Series D First Preferred Shares will be exchangeable into Emera Inc. common shares on October 15, 2015.

During 2003, no assets were transferred to NSPI by a system company.

No Emera system company holds an interest in NSPI other than the common shares held by Emera. NSPI's capital structure, and its ratio of debt to common equity, is articulated in the following table.

                NSPI's Capital Structure as at December 31, 2003

------------------------- ---------------------- ----------------------- ---------------------- ----------------------
                             Type of Capital        CDN $ (millions)        US $ (millions)      Percentage of Total
                                                                                                   Capitalization
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Nova Scotia Power Inc.    Common Stock                          1,098.8                  850.2                  39.5%
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
                          Preferred Stock                         260.0                  201.2                   9.3%
------------------------- ---------------------- ----------------------- ---------------------- ----------------------



                                                                              15

------------------------- ---------------------- ----------------------- ---------------------- ----------------------
                          Long-term Debt                        1,416.0                1,095.6                  50.9%
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
                          Short-term Debt                           7.1                    5.5                   0.3%
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
                          Total                                 2,781.9                2,152.5                 100.0%
------------------------- ---------------------- ----------------------- ---------------------- ----------------------

NSPI's net earnings for the year ended December 31, 2003 were CDN $112.1 million.

With respect to contracts between NSPI and other Emera system companies, concerning goods and services, please refer to the disclosure articulated in response to Item 8, Part I.

Part II. Organizational Chart

A copy of Emera's organizational chart is attached as Exhibit G.

Part III. Aggregate Investment in EWGs and FUCOs

Response: Emera's aggregate investment in Nova Scotia Power Inc., its FUCO subsidiary as defined in Rule 53, was $830.6 million (Cdn.) or $642.7 million (U.S.) as of the end of the reporting period. Emera's aggregate investment in Bangor Hydro-Electric Company equates to $202.2 million (US), and the ratio of Emera's aggregate investment in NSPI to the aggregate capital invested in Bangor Hydro-Electric Co. equates to 3.18.

Item 10. Financial Statements and Exhibits

                              FINANCIAL STATEMENTS

Emera's consolidated financial statements for the year ended and as of December 31, 2003 are incorporated by reference to Exhibit A of Emera's Form 35-Cert (SEC File No. 70-9787) filed on February 27, 2004. BHE's consolidated financial statements for the year ended and as of December 31, 2003 are incorporated by reference to Exhibit B of Emera's Form 35-Cert (SEC File No. 70-9787) filed on February 27, 2004. Emera's project to prepare consolidating financial statements as required by this form and notes that would reconcile material differences between Emera's financial statements maintained under Canadian GAAP and US GAAP is ongoing. Once this project is completed, Emera will file an amendment to its Annual Report on Form U5S to provide such information.

                                    EXHIBITS

Exhibit A

Not Applicable.

Exhibit B

The organizational documents for Emera, BHE, Chester SVC, and Bangor Var are incorporated by reference to Exhibits A-1 through A-7 of the Application on Form U-1/A filed by Emera on May 5, 2001 in SEC File No. 070-09787.

The organizational documents of Emera Energy Incorporated, including its Memorandum of Association, Articles of Association and a Certificate of Name Change documenting 3054167 Nova Scotia Limited's name change to Emera Energy Incorporated were filed as Exhibits B-1, B-2, and B-3, respectively, to Emera's Annual Report on Form U5S for 2002 and are incorporated by reference. These exhibits constitute a representative sample of the organizational documents for Emera's Canadian subsidiaries and are based on the standard Articles of Incorporation for companies organized in Nova Scotia, which are then tailored to Emera's standards.

Exhibit C

Emera's Trust Indenture, dated April 17, 2001, was attached as Exhibit C to Emera's Report on Form U5S for 2002 and is incorporated by reference. There have been no amendments to this Indenture during 2003 nor has Emera executed any additional indentures during 2003.

The instruments defining the rights of the security holders of BHE are incorporated herein by reference to BHE's Annual Report on Form 10-K for the year ended December 31, 2002, Exhibit 4, SEC File No. 001-10922 (Filed March 28,
2003). There have been no amendments to such instruments during 2003.

Exhibit D

A copy of the tax allocation agreement is incorporated herein by reference to Exhibit M-1 to Post-effective Amendment No. 2 to Emera's Application on Form U-1, filed on April 10, 2003 in SEC File No. 070-09787.

Exhibit E

Exhibit E sets forth the additional information required to be provided in Emera's Annual Report on Form U5S by Commission order dated October 1, 2001 (Holding Co. Act Release No. 27455).

Exhibit F

The Interm Order and Final Order of the Maine Public Utilities Commission concerning Bangor Hydro-Electric Company's line construction project, pursuant to reporting requirement number 2, are provided as Exhibit F hereto.

Exhibit G

The organizational chart required by Part II of Item 9 of Form U5S is provided as Exhibit G hereto, filed under cover of Form SE.

Exhibit H

Nova Scotia Power Inc.'s financial statements as of and for the year ended December 31, 2003 and 2002 and its Management Discussion and Analysis is provided as Exhibit H hereto.

                                    SIGNATURE


     Each undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of each undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.

Emera Inc.                                  Emera US Holdings, Inc.
                                            BHE Holdings, Inc.

By: /s/ Richard J. Smith                    By: /s/ Richard J. Smith

Name:  Richard J. Smith                     Name: Richard J. Smith
Title: Corporate Secretary and General      Title: Assistant Corporate Secretary
Counsel
Date:  May 4, 2004
                                            Date:  May 4, 2004